FORM 4

/ X /	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligation may continue. See instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person

General Electric Company

2. Issuer Name and Ticker or Trading Symbol

OEC Medical Systems, Inc. (OXE)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year

November 1999

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

( ) Director	( X ) 10% Owner
( ) Officer (give title below)	( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)

(X) Form filed by One Reporting Person

(   ) Form filed by More than One Reporting Person

 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Secur- ities Benefici- ally Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	11/29/99	J(1)		12,724,415	A	$36.00 (1)	12,724,415	D

Reminder: Report on a separate line for each class of securities benefically owned directly or indirectly.

Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/ Day/Year)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date

Table II (continued)

7. Title and Amount of Underlying Securities		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
Title	Amount or Number of Shares

Explanation of Responses:

(1) The securities were acquired in connection with the closing of the Agreement and Plan of Merger Among General Electric Company ("GE"), Ruby Merger Corp. and OEC Medical Systems, Inc ("OEC") (the " Merger"). Upon the closing of the Merger, the shares of OEC stock were converted into the right to receive 0.262 shares of GE common stock and cash in lieu of fractional shares.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/ Janet Bedol December 2, 1999

Signature of Reporting Person Date
Janet Bedol on behalf of General Electric Company